UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT UNDER SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): October 2, 2014

FOSTER WHEELER AG

(Exact Name of Registrant as Specified in Charter)

Switzerland	001-31305	98-0607469
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Shinfield Park, Reading, Berkshire RG2 9FW, United Kingdom

(Address of Principal Executive Offices)

+44 118 913 1234

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On October 2, 2014, Foster Wheeler AG (“Foster Wheeler” or the “Company”) and AMEC plc (“AMEC”) entered into a Deed of Amendment (the “Second Deed of Amendment”) to that certain Implementation Agreement dated February 13, 2014 between Foster Wheeler and AMEC (as amended from time to time, including by a letter agreement dated March 28, 2014, the Deed of Amendment dated May 28, 2014 (the “First Deed of Amendment”) and the Second Deed of Amendment, the “Implementation Agreement”), relating to the acquisition of all of the issued and to be issued registered shares, par value CHF 3.00 per share, of Foster Wheeler (the “Shares”) by AMEC (the “Acquisition”), pursuant to an exchange offer (the “Offer”) to acquire all of the Shares, on the terms and subject to the conditions of the Implementation Agreement.  For a more complete description of the Implementation Agreement, the Offer and the transactions contemplated thereby, readers are directed to the Current Report on Form 8-K filed by the Company on February 13, 2014 (including the complete text of the Implementation Agreement as in effect on the date of that report, which is attached as Exhibit 2.1 thereto) and the Current Report on Form 8-K filed by the Company on May 28, 2014 (including the complete text of the First Deed of Amendment, which is attached as Exhibit 2.1 thereto).

The Second Deed of Amendment, among other things: (i) amends the definition of the Longstop Date (as defined in the Implementation Agreement) to extend such Longstop Date from October 31, 2014 to November 14, 2014 and to provide that, to the extent that the Offer is required to remain open pursuant to certain of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Longstop Date shall be extended until the business day following the date of the expiration time of the Offer and (ii) requires AMEC to hold its general meeting of shareholders to approve the Acquisition on or before October 31, 2014.

The foregoing description of the Second Deed of Amendment is qualified in its entirety by reference to the full text of the Second Deed of Amendment, which is attached as Exhibit 2.1 to this report and is incorporated in this report by reference.

Item 7.01	Regulation FD Disclosure.

The following information is being “furnished” in accordance with General Instruction B.2. of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

On October 2, 2014, AMEC filed a registration statement on Form F-4 in connection with the Offer. This registration statement on Form F-4, which contains information about both AMEC and the Company, is publicly available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Important information

The pending Offer by AMEC to acquire all of Foster Wheeler’s issued and to be issued registered shares has not commenced. At the time the Offer is commenced, AMEC will file a Tender Offer statement on Schedule TO and the Company will file a Recommendation Statement on Schedule 14D-9 with respect to the Offer. These documents will contain important information about the Offer that should be read carefully before any decision is made with respect to the Offer. These materials will be made available to the shareholders of the Company at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at the Company's website, www.fwc.com.

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the Securities Act, or an exemption therefrom.

Forward-Looking Statements

Certain comments contained herein are forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding the Company’s expectations about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described in the Form 10-K for the year ended December 31, 2013, filed with the SEC on February 27, 2014, and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements: the timing and success of the proposed offer and acquisition of the Company by AMEC plc, the risk that the Company’s business will be adversely impacted during the pending proposed offer and acquisition of the Company by AMEC plc, benefits, effects or results of the Company’s redomestication to Switzerland, deterioration in global economic conditions, changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries, changes in the financial condition of its customers, changes in regulatory environments, changes in project design or schedules, contract cancellations, the changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, compliance with laws and regulations relating to the Company’s global operations, currency fluctuations, war, terrorist attacks and/or natural disasters affecting facilities either owned by the Company or where equipment or services are or may be provided by the Company, interruptions to shipping lanes or other methods of transit, outcomes of pending and future litigation, including litigation regarding the Company’s liability for damages and insurance coverage for asbestos exposure, protection and validity of the Company’s patents and other intellectual property rights, increasing global competition, compliance with its debt covenants, recoverability of claims against the Company’s customers and others by the Company and claims by third parties against the Company, and changes in estimates used in its critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with or furnished to the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1	Second Deed of Amendment, dated October 2, 2014, to the Implementation Agreement, dated February 13, 2014 (as amended from time to time), by and between AMEC plc and Foster Wheeler AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOSTER WHEELER AG

	By:	/s/ Michelle K. Davies
DATE: October 2, 2014		Michelle K. Davies Corporate Secretary